EXHIBIT 99.1

VIZSLA SILVER ADVANCES ESG INITIATIVES AND PROVIDES CORPORATE UPDATE

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Sept. 1, 2022 /CNW/ - Vizsla Silver Corp. (TSX-V: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce continued progression on its environmental, social and governance ("ESG") initiatives through a newly formed partnership with MetaVu and Blockhead Technologies who are creating a bespoke ESG reporting platform for all Inventa Capital companies. Vizsla Silver will be the first of the Inventa Capital companies to utilize the platform which is being designed to augment and enhance Vizsla's commitment to maintaining the highest standards of environmental stewardship, social responsibility and good governance practices. The ESG platform deployment for Vizsla is a step towards achieving Inventa Capital's vision for Net Zero Mining through full scale integration of ESG performance throughout the mining asset lifecycle.

"Since day one, Vizsla has been committed to making ESG best practices a priority in everything we do," stated Michael Konnert, CEO of Vizsla Silver. "Our newly formed partnership with leading industry experts MetaVu and Blockhead demonstrates our dedication to enhance and formalize our ESG practices which will put us on track to releasing Vizsla's first Sustainability Report in the first half of 2023."

Vizsla Silver is committed to responsible mining through:

  Being trustworthy stewards of the local environment through mitigation of environmental impacts and seeking innovative solutions to leave the environment better than we found it;
  Operating with accountability and transparency, including ongoing engagement with surrounding communities ("Ejidos") and other stakeholders;
  Supporting initiatives to provide long-term benefits to the surrounding Ejidos including well-paying employment opportunities, local infrastructure improvements, education opportunities and community enhancement initiatives; and,
  Providing a safe, respectful, and healthy work environment for all of our employees.

Exemplary Safety at Panuco

Vizsla is proud to report its exemplary safety record at the Panuco Project, achieving no lost time incidents for a period of 560 consecutive days, consisting of 833 thousand work hours completed.

"This outstanding record demonstrates the importance that is placed on safety at the Panuco project," commented Craig Parry, Chairman of Vizsla Silver. "Not only does it reflect the Company's commitment to providing a safe work environment for our employees, but also demonstrates the incredible commitment to safety best practices by each and every one of the people that go to work at the Panuco Project. On behalf of the Board, I would like to commend the entire team on their tremendous dedication to making the work place a safe place every day."

National Recognition of Sustainability Efforts

In August, Vizsla's Mexican subsidiary, Minera CANAM, was awarded the Socially Responsible Company Distinction (ESR).  The Socially Responsible Company Distinction is Mexico's highest corporate social responsibility recognition, awarded jointly by the Mexican Center for Philanthropy (CEMEFI) and the Foundation for Sustainability and Equity (ALIARSE). It is given to companies that are leaders in their sector for their commitment to integrating social and environmental values into their operations.

Commitment to Community

Through its commitment to transparent and continuous engagement, Vizsla has fostered strong relationships with the local Ejido communities. To date, Vizsla has signed 30-year exploitation agreements with three of the five local Ejidos, for the purpose of developing and extracting mineral resources at Panuco and with the goal of leaving a long-term positive legacy. Vizsla recognizes the importance of building a strong social license with surrounding communities and other stakeholders. The Company seeks to hire locally whenever possible, and ~70% of Vizsla's current on-site workforce is comprised of members from the local community.

Figure 1: Panuco property map highlighting local Ejido communities (CNW Group/Vizsla Silver Corp.)

Corporate Update

At the Project, resource drilling continues with six drill rigs centered on expanding/upgrading maiden resources at Copala and Napoleon, while exploration drilling (three rigs) remains focused on testing high-priority satellite zones across the district. Vizsla has now completed 100,000 metres of new drilling since the March 2022 MRE, all of which will feed into a resource update by the end of Q4 2022.

The Company will be attending key investor conferences in the fall in order to meet with current shareholders and prospective investors to update them on the progress being made at Panuco, including:

  Precious Metals Summit, Beaver Creek, Colorado (September 12-16)
  Denver Gold Forum, Colorado Springs, Colorado (September 18-21)
  New Orleans Investment Conference (October 12-16)
  Deutsche Goldmesse, Frankfurt (November 18-19)
  121 London (November 22-23)

Please reach out to Liz Monger at liz@inventacapital.ca should you wish to schedule a meeting with the Company at any of the conferences.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,761-hectare, past producing district benefits from over 75 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Panuco hosts an estimated in-situ indicated mineral resource of 61.1 Moz AgEq and an in-situ inferred resource of 45.6 Moz AgEq. A NI 43-101 technical report, titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" was filed on SEDAR on April 7, 2022, with an effective date of March 1, 2022 was prepared by Tim Maunula, P.Geo., Principal Geologist, T. Maunula & Associates Consulting Inc and Kevin Murray, P.Eng, Manager Process Engineering, Ausenco.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 210,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

About MetaVu

MetaVu is a global leader in ESG Intelligence, Advisory and Data Products designed to help Corporations, Investors, and Exchanges integrate ESG into their strategy for value creation. Recognized for their thought leadership in ESG integration to innovate products, services and business models, MetaVu helps clients measure, manage and communicate their return on investments in sustainable development. www.metavu.com

About Blockhead Technologies

Blockhead Technologies is at the core of a global paradigm shift in how the world does business.  Blockhead is a software company creating blockchain-enabled solutions for improved productivity and better decision-making in businesses. Blockhead is passionate about data intelligence, whether it's in fuel tracking, supply chain management or precious metals streaming.

BlockHeadTechnologies.com

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade and expand the maiden resource, and publication of a resource update in Q4 2022.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla' management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 08:00e 01-SEP-22